Management's Discussion and Analysis ("MD&A")

Quarterly Highlights

For the three months ended March 31, 2020

Dated: May 7, 2020

(In U.S. dollars)

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the three months ended March 31, 2020

This Management's Discussion and Analysis of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, "Quaterra" or the "Company"), dated May 7, 2020, should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All $ amounts in this MD&A are United States dollars unless otherwise noted.

The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF". Information about mineral resources and risks associated with investing in the Company's securities is contained in the Company's most recently filed 20-F. Further information on the Company is available on the Company's website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission ("SEC") website at www.sec.gov.

Review of Operations and Financial Results

COVID-19 quickly evolved into a worldwide health crisis that caused significant turmoil and heightened uncertainty in the global financial markets. The extent COVID-19 impacts copper demand is highly uncertain and unpredictable. Moreover, the actual and threatened spread of the coronavirus globally could continue to restrict people's movement, adversely affect the financing availability to the Company, may cause impairment indicators to rise in 2020.

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. Quarterly fluctuation in losses has mainly been caused by interest expenses on convertible notes, non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

Interest expenses were primarily related to the interest accretion on the convertible notes.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per share amount)
	Q1'20	Q4'19	Q3'19	Q2'19	Q1'19	Q4'18	Q3'18	Q2'18
	$	$	$	$	$	$	$	$
General administration	(303)	(302)	(364)	(379)	(457)	(612)	(208)	(259)
Fair value (loss) gain on derivative liabilities	52	(50)	135	341	(321)	37	74	74
Foreign exchange (loss) gain	(2)	(20)	(9)	(4)	(10)	23	(14)	8
Other expenses	(16)	(12)	(14)	(44)	(80)	(74)	(54)	(6)
Settlement of convertible notes	-	(15)	2	-	-	-	-	-
Share-based compensation	(4)	-	(7)	(110)	-	-	(91)	-
Gain (loss) on marketable securities	68	(77)	64	62	(40)	(219)	36	23
Net loss	(205)	(476)	(193)	(134)	(908)	(845)	(257)	(160)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding proceeds from sales of some of its assets and the limited issuance of certain financial instruments.

During the three months ended March 31, 2020, the Company spent $307,000 in operating activities and $112,000 in mineral property maintenance and technical work.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the three months ended March 31, 2020

Under several mineral property option agreements, the Company is obliged, at its discretion, to maintain good standing of these mineral properties and meet required work commitments for a combined $1,000,000 in 2020.

CAD 500,000 convertible debt can be further extended to February 28, 2021, at Quaterra's discretion if the sale of certain primary ground water rights is not completed by August 28, 2020.

As of May 7, 2020, the Company has cash and cash equivalents of $1,131,000. With the expected proceeds from the pending water rights sale, the Company believes it can sustain its operations for the next 12 months.

Related Party Information

Manex Resources Group ("Manex") is a private company controlled by the Corporate Secretary of the Company, which provides office premises and general corporate services to a group of public listed companies one of which is the Company. During the period ended March 31, 2020, the Company paid Manex CAD 22,500 for its Vanouver office space.

Outstanding Share Data

As of May 7, 2020, 217,715,610 common shares were issued and outstanding; 11,000,000 and 769,230 warrants were outstanding exercisable at $0.05 and CAD 0.065 until August 20, 2022, and September 20, 2022, respectively; and 13,895,000 stock options were outstanding with exercise prices ranging from CAD 0.06 to CAD 0.13.

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, which is available on SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except by applicable securities laws.